Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1 Identity of Company

1.1	Name and Address of Company

Sandstorm Gold Ltd.

Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Reference to the ‟Company” in this Business Acquisition Report includes the Company and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires.

1.2	Executive Officer

Erfan Kazemi

Chief Financial Officer

Telephone: (604) 689-0234

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

Summary

On April 21, 2014, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) pursuant to which it was agreed that the Company would acquire all of the issued and outstanding common shares of Sandstorm Metals (“Sandstorm Metals Shares”), other than the Sandstorm Metals Shares already owned by the Company, by way of a court-approved statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the terms of the Arrangement Agreement, it was agreed that, upon completion of the Arrangement, the shareholders of Sandstorm Metals (the “Sandstorm Metals Shareholders”), other than the Company, would receive cash and common shares of the Company on the basis of C$0.35 (the “Consideration Cash”) plus 0.178 of a fully paid and non-assessable common share of the Company (the “Consideration Shares”) (the Consideration Cash and the Consideration Shares, collectively the “Consideration”) for each Sandstorm Metals Share held. Completion of the Arrangement was subject to the approval of the: (i) Sandstorm Metals Shareholders by way of special resolution at an annual general and special meeting held on May 27, 2014 (the “Sandstorm Metals Shareholder Meeting”), (ii) British Columbia Supreme Court, (iii) Toronto Stock Exchange, and (iv) the TSX Venture Exchange. All of the required approvals were obtained and, on May 29, 2014, the Company completed the Arrangement and issued an aggregate of 5,698,216 Consideration Shares and paid aggregate Consideration Cash of C$11,204,411.05 to the Sandstorm Metals Shareholders (other than the Company).

Business of Sandstorm Metals

Sandstorm Metals is a diversified base metals/energy streaming company which provides upfront financing to resource companies that are looking for capital and, in return, receives a commodity streaming agreement. Commodity streaming agreements provide Sandstorm Metals with the right to purchase a percentage of the commodity produced at a mine, for the life of the mine, at a fixed price per ounce/unit. At the time of completion of the Arrangement, Sandstorm Metals had a portfolio of two commodity streams and three net smelter return royalties in copper, lead, natural gas, palladium and zinc.

Sandstorm Metals was a public company until June 26, 2014, when it was voluntarily granted non-reporting issuer status, and its common shares were listed for trading on the TSX Venture Exchange until May 30, 2014, when its common shares were voluntarily de-listed.

2.2	Acquisition Date

May 29, 2014.

2.3	Consideration

Upon completion of the Arrangement, the Company acquired 32,012,603 Sandstorm Metals Shares by issuing an aggregate of 5,698,216 Consideration Shares and paying aggregate Consideration Cash of C$11,204,411.05 to the Sandstorm Metals Shareholders (other than the Company). The Sandstorm Metals Shareholders (other than the Company) each received C$0.35 and 0.178 of a Consideration Share for each Sandstorm Metals Share held. The Consideration Cash portion of the Consideration was funded from the Company’s working capital on hand.

2.4	Effect on Financial Position

As of the current date, the Company has no current plans or proposals for material changes in its business affairs or the affairs of Sandstorm Metals. The financial results of the combination are reflected in the attached pro forma financial statements and will be reflected in future filings where appropriate. The effect may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

Although the Arrangement constituted a “business combination” under Multilateral Instrument 61-101 – Protection of Minority Holders in Special Transactions (“MI 61-101”), Sandstorm Metals was exempt from the formal valuation requirements under MI 61-101 because Sandstorm Metals was listed on the TSX Venture Exchange. However, in connection with the Arrangement, the Special Committee of the Board of Sandstorm Metals (the “Special Committee”) which was formed to consider the Arrangement, engaged Paradigm Capital Inc. (“Paradigm”) to act as financial advisor to the Special Committee to prepare and deliver to the Special Committee an opinion as to the fairness of the Consideration offered pursuant to the Arrangement, from a financial point of view, to the Sandstorm Metals Shareholders other than the Company. Paradigm prepared and delivered its fairness opinion dated April 17, 2014 (the “Paradigm Fairness Opinion”) to the Special Committee. A copy of the Paradigm Fairness Opinion is attached as Appendix D to the Sandstorm Metals Management Information Circular dated April 24, 2014 which was mailed to all registered shareholders of Sandstorm Metals and was filed on SEDAR at www.sedar.com on April 29, 2014.

Fairness Opinion Conclusions

Paradigm was of the opinion that, as of the date of the Paradigm Fairness Opinion, and subject to the assumptions, limitations and qualifications set forth in the Paradigm Fairness Opinion, the Consideration to be received by the Sandstorm Metals Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Sandstorm Metals Shareholders (excluding the Company).

2.6	Parties to Transaction

The Arrangement pursuant to which the Company acquired its interest in Sandstorm Metals was not conducted directly with an informed person (as defined in National Instrument 51-102), associate or affiliate of the Company.

It should be noted, however, that the Company and Sandstorm Metals have the same Chief Executive Officer and Chief Financial Officer and, at the time of completion of the Arrangement, had five common directors. Accordingly, the Arrangement was subject to “minority approval” (as defined in MI 61-101) of the Sandstorm Metals Shareholders and, at the Sandstorm Metals Shareholder Meeting, the Sandstorm Metals shareholder resolution to approve the Arrangement was approved by the affirmative vote of a simple majority of the votes cast by the Sandstorm Metals minority shareholders. Interested Parties (as defined in MI 61-101), which included the Company and four of its directors, beneficially owned, or exercised control or direction over, an aggregate of 3,123,052 Sandstorm Metals Shares. Accordingly, the Sandstorm Metals Shares held by those Interested Parties were excluded in determining minority approval to the Arrangement for the purposes of MI 61-101.

2.7	Date of Report

September 2, 2014.

Item 3    Financial Statements and Other Information

As required by Part 8 of National Instrument 51-102, the following financial statements are included in this Business Acquisition Report:

Financial statements which are incorporated by reference into this Business Acquisition Report are listed below:

●	Audited Consolidated Financial Statements of the Company for the years ended December 31, 2013 and December 31, 2012 filed on SEDAR at www.sedar.com on March 11, 2014;

●	Unaudited Condensed Consolidated Interim Financial Statements of the Company for the interim period ended June 30, 2014, as filed on SEDAR on August 13, 2014; and

●	Audited Consolidated Financial Statements of Sandstorm Metals for the years ended December 31, 2013 and December 31, 2012 as filed on SEDAR on March 11, 2014.

Financial statements and other information which are attached as schedules and form a part of this Business Acquisition Report are listed below:

●	Unaudited Condensed Consolidated Interim Financial Statements of Sandstorm Metals for the three month period ended March 31, 2014, which are attached hereto as Schedule “A”; and

●	Unaudited Pro Forma Consolidated Financial Statements of the Company as at and for the six month period ended June 30, 2014 and for the year ended December 31, 2013, which are attached hereto as Schedule “B”, which include:

(i)	Unaudited Pro Forma Condensed Consolidated Statement of Financial Position of the Company as at June 30, 2014;

(ii)	Unaudited Pro Forma Condensed Consolidated Statement of Income (Loss) of the Company for the six month period ended June 30, 2014, giving effect to the acquisition of the interest in Sandstorm Metals as if it had been completed on January 1, 2013, including the pro forma earnings per share based on the Pro Forma Consolidated Financial Statements;

(iii)	Unaudited Pro Forma Condensed Consolidated Statement of (Loss) Income of the Company for the year ended December 31, 2013, giving effect to the acquisition of the interest in Sandstorm Metals as if it had been completed on January 1, 2013, including the pro forma earnings per share based on the Pro Forma Consolidated Financial Statements; and

(iv)	Notes to the Unaudited Pro Forma Consolidated Financial Statements of the Company.

The auditors of the financial statements which are either attached hereto or incorporated by reference and which form a part hereof have not given their consent to include their audit reports in this Business Acquisition Report.

Cautionary Note Regarding Forward Looking Statements

This Business Acquisition Report contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this Business Acquisition Report and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the mines or projects in which the Company has a streaming or royalty interest; the absence of control over mining operations from which the Company will purchase gold and other precious metals and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other precious metals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects the Company; stock market volatility; competition; and other risks. The foregoing list of risks is not exhaustive.

Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the Company will purchase gold and other precious metals, no material adverse change in the market price of commodities, that the mining operations in which the Company has a streaming or royalty interest will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

SCHEDULE “A”

Unaudited Condensed Consolidated Interim Financial Statements of

Sandstorm Metals for the three month period ended March 31, 2014

SANDSTORM METALS & ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Q1 / 2014

(Unaudited)

Condensed CONSOLIDATED interim STATEMENTS OF FINANCIAL POSITION

Expressed in U.S. dollars ($000s) unaudited

ASSETS	Note	March 31, 2014	December 31, 2013
Current
Cash and cash equivalents		$4,615	$4,046
Trade receivables and other		1,337	1,573
		$5,952	$5,619
Non-current
Mineral interests and royalties	4	40,473	41,522
Oil and gas interests	5	363	10,000
Investments	6	3,844	4,012
Other assets		915	385
Total Assets		$51,547	$61,538

LIABILITIES	Note	March 31, 2014	December 31, 2013
Current
Trade and other payables		$685	$388
Promissory note		1,256	1,605
		$1,941	$1,993
Non-current
Promissory note		1,733	1,667
		$3,674	$3,660

EQUITY
Share capital	7	$147,971	$147,971
Reserves	7	2,436	2,356
Deficit		(96,293)	(86,198)
Accumulated other comprehensive loss		(6,241)	(6,251)
Total Equity		47,873	57,878
Total Equity and Liabilities		$51,547	$61,538

Contractual obligations (note 11)

Subsequent events (note 4 and 13)

ON BEHALF OF THE BOARD: “Nolan Watson”, Director

-The accompanying notes are an integral part of these condensed consolidated interim financial statements- 2

Condensed CONSOLIDATED interim STATEMENTS OF COMPREHENSIVE loss

Expressed in U.S. dollars ($000s) unaudited

	Note	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Sales	12	$76	$277
Royalty revenue	12	876	-
		952	277

Cost of sales, excluding depletion		-	105
Depletion		804	85
Total cost of sales		$804	$190

Gross profit		148	87

Expenses and other (income)
Administration expenses [1]	8	434	851
Project evaluation and other		77	136
Loss on revaluation of investments	6	180	-
Other (income) expense		(108)	956
Finance expense		17	-
Foreign exchange loss (gain)		14	(4)
Oil and gas interest impairment	5 (a)	9,629	-
Net loss from continuing operations		(10,095)	(1,852)
Income for the period from discontinued operations	5 (b)	-	1,191
Net loss for the period		$(10,095)	$(661)

Other comprehensive (loss) income
Items that may subsequently be reclassified to net loss:
Exchange differences on translating foreign operations		(2)	(289)
Items that will not subsequently be reclassified to net loss:
Fair value adjustment on investments		12	(253)
Total comprehensive loss for the period		$(10,085)	$(1,203)

Basic and diluted loss per share —from continuing operations	7 (d)	$(0.29)	$(0.06)
Basic and diluted loss per share	7 (d)	$(0.29)	$(0.02)

Weighted average number of common shares outstanding — basic and diluted		34,673,037	32,347,849
[1] Equity settled stock based compensation (a non-cash item) included in administration expenses.		80	238

-The accompanying notes are an integral part of these condensed consolidated interim financial statements- 3

Condensed CONSOLIDATED interim STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars ($000s) unaudited

Cash provided by (used in):	Note	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Operating activities
Net loss for the period		$(10,095)	$(661)
Items not affecting cash and cash equivalents:
» Oil and gas interest impairment	5 (a)	9,629	-
» Depletion, depreciation and other		833	117
» Share-based payment		80	238
» Accretion of promissory note		17	-
» Unrealized foreign exchange (gain) loss		(3)	(2)
» Unrealized loss on long-term investments and other	6	180	964
» Gain on sale of Terrex Energy Streams	5 (b)	-	(1,133)
Changes in non-cash working capital	9	(81)	(128)
		$560	$(605)
Investing activities
Acquisition of mineral interests and other assets	4	(47)	(15,133)
Proceeds from the sale of Terrex Energy Streams	5 (b)	60	3,199
		$13	$(11,934)

Effect of exchange rate changes on cash and cash equivalents		(4)	(5)
Net increase (decrease) in cash and cash equivalents		569	(12,544)
Cash and cash equivalents—beginning of period		4,046	23,597
Cash and cash equivalents—end of period		$4,615	$11,053

Cash and cash equivalents, at the end of the period
Cash at bank		$4,615	$3,798
Short-term deposit		$-	$7,255

Supplemental cash flow information (note 9)

-The accompanying notes are an integral part of these condensed consolidated interim financial statements- 4

Condensed CONSOLIDATED interim STATEMENTS OF CHANGES IN EQUITY

Expressed in U.S. dollars ($000s) unaudited

		Share Capital		Reserves
	Note	Number	Amount	Share Options		Deficit	Accumulated Other Comprehensive Loss	Total
At January 1, 2013		32,222,695	$141,233	$1,287	$	$(51,389)	$(1,029)	$90,102
Share based payment		-	-	238		-	-	238
Shares issued		1,113,333	4,784	-		-	-	4,784
Total comprehensive loss		-	-	-		(661)	(542)	(1,203)
At March 31, 2013		33,336,028	$146,017	$1,525	$	$(52,050)	$(1,571)	$93,921
Share based payment		-	-	848		-	-	848
Shares issued		1,333,341	1,937	-		-	-	1,937
Vesting of restricted stock rights		3,668	17	(17)		-	-	-
Total comprehensive loss		-	-	-		(34,148)	(4,680)	(38,828)
At December 31, 2013		34,673,037	$147,971	$2,356	$	$(86,198)	$(6,251)	$57,878
Share based payment		-	-	80		-	-	80
Total comprehensive (loss) income		-	-	-		(10,095)	10	(10,085)
At March 31, 2014		34,673,037	$147,971	$2,436	$	$(96,293)	$(6,241)	$47,873

-The accompanying notes are an integral part of these condensed consolidated interim financial statements- 5

Notes To The Condensed Consolidated Interim Financial Statements

March 31, 2014

Expressed in U.S. dollars / unaudited

1.	Nature Of Operations

Sandstorm Metals & Energy Ltd. was incorporated under the Business Corporations Act of British Columbia on January 4, 2010. Sandstorm Metals & Energy Ltd. and its subsidiary entities (“Sandstorm” “Sandstorm Metals & Energy” or the “Company”) is a resource based Company that seeks to acquire base metal and energy purchase agreements (a “Metal Stream” or an “Energy Stream” or a “Commodity Stream” or a “Copper Stream”) from companies that have advanced stage development or operating projects. In return for making an upfront payment to acquire a Commodity Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a project’s production for the life of the project.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on September 2, 2014.

2.	Basis Of Presentation
A.	Statement Of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34: ‘Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual December 31, 2013 consolidated financial statements.

B.	Basis Of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

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3.	Financial Instruments

Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in common shares and warrants held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at March 31, 2014. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s	Total	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments – common shares held	$668	$468	$-	$200
Long-term investments – convertible debt	3,176	-	3,176	-
	$3,844	$468	$3,176	$200

The fair value of the Company’s long-term investment in common shares in the level 3 hierarchy was determined using the enterprise value of the Company. The fair value of the Company’s other financial instruments which include cash and cash equivalents, trade receivables and other, trade and other payables, promissory note approximate their carrying value at March 31, 2014.

Currency Risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2014, a 10% increase or decrease of the value of the Canadian dollar relative to the United States dollar would decrease or increase net loss by $0.4 million and other comprehensive loss by $0.4 million respectively.

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4.	Mineral Interests and Royalties
A.	Carrying Amount

As of March 31, 2014:

	Cost				Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Impairment	Ending	Opening	Depletion	Ending	Carrying amount
Bracemac-McLeod, CAN	$19,699	$-	$-	$19,699	$(53)	$(796)	$(849)	$18,850
Serra Pelada, BRAZIL	2,000	47	-	2,047	-	-	-	2,047
Hugo North Extension & Heruga, MONGOLIA	4,871	-	-	4,871	-	-	-	4,871
Prairie Creek, CAN	6,936	-	-	6,936	-	-	-	6,936
Coal assets, USA	8,943	(300)	-	8,643	(874)	-	(874)	7,769
Total	$42,449	$(253)	$-	$ 42,196	$(927)	$(796)	$(1,723)	$40,473

As of December 31, 2013:

	Cost				Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Impairment	Ending	Opening	Depletion	Ending	Carrying amount
Bracemac-McLeod, CAN	$23,881	$2,099	$(6,281)	$19,699	$-	$(53)	$(53)	$19,646
Serra Pelada, BRAZIL	15,060	10	(13,070)	2,000	-	-	-	2,000
Hugo North Extension & Heruga, MONGOLIA	-	4,871	-	4,871	-	-	-	4,871
Prairie Creek, CAN	-	6,936	-	6,936	-	-	-	6,936
Coal assets, USA	13,043	(200)	(3,900)	8,943	(834)	(40)	(874)	8,069
Total	$51,984	$13,716	$(23,251)	$ 42,449	$(834)	$(93)	$(927)	$41,522

Coal Assets

During the year ended December 31, 2013, the Company restructured the payment terms of Promissory Note (the “Note”) such that the $0.7 million plus interest payment due on December 31, 2013 was deferred over multiple dates, with the first payment being made on January 13, 2014 and last of these deferred dates being May 1, 2014 (the “Deferred Payments”). Concurrently, Sandstorm entered into a back-to-back agreement with Novadx whereby Novadx agreed to remit the Deferred Payments on Sandstorm’s behalf. Novadx did not remit the payment owing on April 1, 2014 and a notice of default was given to the Company. The Company and Novadx continue to have discussions with the holder of the Note to restructure its terms. The carrying value of the Note as at March 31, 2014 of $3.0 million has been presented as current and non-current liability based upon its contractual repayment terms. The Note is secured by certain coal assets with a carrying value of $4.1 million.

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5.	OIL AND GAS Interests

A.   Carrying Amount

As of March 31, 2014:

	COST					ACCUMULATED DEPLETION
In $000s	Opening	Additions	Disposal	Impairment	Ending	Opening	Depletion	Disposal	Ending	Carrying amount
Gordon Creek, USA	10,222	-	-	(9,629)	593	(222)	-	(8)	(230)	363
Total	10,222	-	-	(9,629)	593	(222)	-	(8)	(230)	363

As of December 31, 2013:

	COST						ACCUMULATED DEPLETION
In $000s	Opening	Additions	Foreign Exchange Translation	Disposal	Impairment	Ending	Opening	Depletion	Disposal	Ending	Carrying amount
Gordon Creek, USA	18,282	232	-	-	(8,292)	10,222	(89)	(133)	-	(222)	10,000
Terrex, CAN	10,147	-	(289)	(9,858)	-	-	(591)	(29)	620	-	-
Total	28,429	232	(289)	(9,858)	(8,292)	10,222	(680)	(162)	620	(222)	10,000

Impairment of the Gordon Creek Energy Stream

During the three months ended March 31, 2014, several factors including Gordon Creek Energy Inc.’s (“Gordon Creek”) negative working capital and the lack of progress with respect to Gordon Creek’s progress in raising additional capital resulted in Sandstorm revaluating its investment. As a result of this review and taking into consideration previous market and financing circumstances, the Company recorded an impairment charge to the Gordon Creek Energy Stream in the amount of $9.6 million

The recoverable amount of the Gordon Creek Energy Stream, for impairment purposes, was determined using a liquidation scenario and a discounted cash flow calculation to estimate the fair value less costs to sell. Key assumptions used in the cash flow forecasts to determine fair value included long-term price projections of $4.50 (US$ / Mcf) for natural gas and the Company’s attributable annual well production volumes at the Gordon Creek property of up to 255 Mcf’s for approximately 5 – 10 years.

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B.	Sale Of Energy Streams

Terrex Energy Inc.

During the first quarter of 2013, Terrex Energy Inc. (“Terrex”) completed a business combination with Anterra Energy Inc. (“Anterra”) whereby, effective March 14, 2013, Anterra acquired 100% of the issued and outstanding common shares in the capital of Terrex.

In connection with the completion of the business combination, Terrex and Anterra entered into a settlement agreement (the “Settlement Agreement”) with Sandstorm. Under the Settlement Agreement, the Company’s two Terrex Energy Streams were sold in exchange for:

•	a cash payment of C$3.26 million by Anterra;
•	the delivery of certain equipment from Terrex;
•	the issuance by Anterra of a C$4.0 million principal amount, convertible secured debenture; and
•	the issuance of 9.4 million Anterra Shares.

As result of the sale, the results of the operations for the two Terrex Energy Streams are presented as discontinued operations within the condensed consolidated interim financial statements for the period ended March 31, 2013.

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The results of the discontinued operations included in the consolidated statement of comprehensive income are set out below:

Results of Discontinued Operations	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Sales	$-	$132
Cost of sales, excluding depletion	-	19
Depletion	-	29
Gross profit	$-	$84
Impairment of oil and gas interest	-	-
Gain on sale of Terrex Energy Streams	-	1,107
Write-down of equipment received in settlement agreement	-	-
(Loss) Income from discontinued operations	$-	$1,191

Basic and diluted earnings per share from discontinued operations	$-	$0.00

Consideration received for Terrex Energy Streams, net of expenses	$-	$10,361
Net book value of Terrex Energy Streams	-	9,254
Gain on sale of Terrex Energy Streams	$-	$1,107

Cash flow from discontinued operating activities	$-	$113
Cash flow from discontinued investing activities	$60	$3,199

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6.	Investments

As of and for the three month period ended March 31, 2014:

In $000s	Fair Value Jan. 1, 2014	Net Additions (Disposals) March 31, 2014	Fair Value Adjustment March 31, 2014	Fair Value March 31, 2014
Common shares	$656	$-	$12	$668
Convertible debt instrument	3,356	-	(180)	3,176
Total	$4,012	$-	$(168)	$3,844

The convertible debt instrument was measured at fair value using a market approach for comparable debt instruments with similar credit and interest rate risk and convertibility features.

As of and for the three month period ended March 31, 2013:

In $000s	Fair Value Jan. 1, 2013	Net Additions (Disposals) March 31, 2013	Fair Value Adjustment March 31, 2013	Fair Value March 31, 2013
Common shares	$2,368	$1,908	$(253)	$4,023
Convertible debt instrument	-	3,942	-	3,942
Total	$2,368	$5,850	$(253)	$7,965

7.	Share Capital and Reserves
A.	Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

On May 15, 2013, the Company completed its ten for one consolidation (the “Consolidation”) of the Company’s common shares. The 333,360,280 common shares issued and outstanding prior to the Consolidation have been consolidated to approximately 33,336,035 common shares. The Company’s outstanding stock options and restricted share rights will be adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices.

All comparative period information has been adjusted to reflect this Consolidation.

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B.	Stock Options

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s share purchase options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at January 1, 2013 and March 31, 2013	1,659,500	4.80
Forfeited	(310,000)	(4.80)
Options outstanding at December 31, 2013 and March 31, 2014	1,349,500	4.80

A summary of the Company’s options as of March 31, 2014 are as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
586,000	586,000	$5.60	February 22, 2016
55,000	36,667	$4.70	August 25, 2016
508,500	339,006	$3.95	November 25,2016
200,000	66,668	$4.70	December 21, 2017
1,349,500	1,028,341	4.97

The weighted-average exercise price for exercisable options is C$4.66

A summary of share-based payment recognized is as follows:

In $000s	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Employees	$80	$238

C.	Restricted Share Plan

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 1,000,000 RSRs.

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At March 31, 2014, 207,632 RSR’s were outstanding of which 71,767 had vested. No RSRs were granted or vested during the period ended March 31, 2014.

D.	Basic And Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Net loss for the period from continuing operations	$(10,095)	$(1,852)
Basic weighted average number of shares	34,673,037	32,347,849
Effect of dilutive securities	-	-
» Stock options	-	-
Diluted weighted average number of common shares	34,673,037	32,347,849

The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive:

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Stock options	1,349,500	1,659,500
Restricted share rights	207,632	215,300

8.	Administration Expenses

The administration expenses for the Company are broken down as follows:

In $000s	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Corporate administration	$137	$183
Salaries and employee benefits	165	250
Depreciation	29	30
Professional fees	23	150
	$354	$613
Equity settled stock based compensation (a non-cash expense)	80	238
	$434	$851

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9.	Supplemental Cash Flow Information
In $000s	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Change in non-cash working capital:
Trade receivables and other	$(378)	$(33)
Trade and other payables	297	(95)
Net (decrease) increase in cash	$(81)	$(128)
Significant non-cash transactions:
Acquisition of mineral interest	-	4,784
Partial disposition of mineral interest by reduction of promissory note	300	-
Acquisition of Terrex equipment	-	2,924
Acquisition of investments	-	1,908

10.	Key Management Compensation

The remuneration of directors, those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Short-term employee salaries and benefits	$65	$139
Share-based payments	71	213
Total key management compensation expense	$136	$352

11.	Contractual Obligations
A.	Streams

In connection with the Gordon Creek Energy Stream, the Company has committed to purchase 35% of all natural gas produced from the Gordon Creek Project, at a price equal to the lesser of the prevailing market price and $1.00 per Mcf of gas delivered plus 20% of the Gordon Creek field gate price received above $4.00 per Mcf.

In connection with the Entrée Copper Stream, the Company has committed to purchase an amount equal to 2.5% of Entrée’s share of copper produced from their joint venture property in Mongolia. Sandstorm will make ongoing per ounce payments equal to the lesser of the then prevailing market price and $0.50 per pound of copper (subject to inflationary adjustments) until approximately 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the then prevailing market price and $1.10 per pound of copper (subject to inflationary adjustments).

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B.	Office Lease

Sandstorm is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2014 – 2016. The Company has received a commitment from Sandstorm Gold that Sandstorm Gold will share a reasonable allocation, agreed to by both companies, of such costs.

12.	Segmented Information

The Company’s reportable segments are summarized in the tables below:

For the three months ended March 31, 2014

In $000s	Sales and royalty revenue	Cost of sales	Depletion	Impairment	(Loss) income before taxes for the period	Cash flow from (used in) operations
Bracemac-McLeod	$876	$-	$796	$-	$80	$1,032

Gordon Creek	76	-	8	(9,629)	(9,561)	76

Coal Assets	-	-	-	-	-	-

Corporate	-	-	-	-	(614)	(548)

Consolidated	$952	$-	$804	$(9,629)	$(10,095)	$560

For the three months ended March 31, 2013

In $000s	Sales	Cost of sales	Depletion	(Loss) income before taxes for the period	Cash flow from (used in) operations
Gordon Creek	$277	$105	$85	$87	$172

Corporate	-	-	-	(1,939)	(890)

Discontinued operations (note 5(b))	-	-	-	1,191	113

Consolidated	$277	$105	$85	$(661)	$(605)

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Total assets as of:

In $000s	March 31, 2014	December 31, 2013
Bracemac-McLeod	$19,580	$20,515
Serra Pelada	2,047	2,000
Hugo North Extension and Heruga	4,871	4,866
Gordon Creek	363	6,225
Prairie Creek	6,936	6,936
Coal assets	7,769	8,069
Corporate	9,981	12,927
Consolidated	$51,547	$61,538

13.	Subsequent events

On May 29, 2014, Sandstorm Gold acquired 100% of the outstanding common shares of the Company.

As contemplated in the arrangement agreement (“Arrangement Agreement”), the shareholders of the Company received common shares of Sandstorm Gold (the “Sandstorm Gold Shares”) on the basis of 0.178 of a Sandstorm Gold Share plus C$0.35 of cash for each Sandstorm common share held.

As contemplated in the Arrangement Agreement, each holder of a Sandstorm restricted share right exchanged for such number of Sandstorm Gold RSRs as to have an equal fair market value immediately following the consummation of the Arrangement Agreement. As part of the Arrangement Agreement, the Company entered into stock option cancellation agreements with the Sandstorm option holders whereby all outstanding Sandstorm Metals & Energy options were cancelled upon approval and consummation of the Arrangement Agreement.

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SCHEDULE “B”

Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company

SANDSTORM GOLD LTD.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE PERIOD ENDED JUNE 30, 2014

FOR THE YEAR ENDED DECEMBER 31, 2013

(UNAUDITED)

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as at juNE 30, 2014

Expressed in U.S. dollars ($000s) unaudited

ASSETS	Sandstorm Gold Ltd.	Note 4:	Pro Forma Adjustments	Sandstorm Gold Ltd. Pro forma condensed consolidated
Current
Cash and cash equivalents	111,387			111,387
Trade receivables and other	4,793			4,793
	116,180			116,180
Non-current
Mineral interests and royalties	264,360			264,360
Investments	26,670			26,670
Deferred financing costs	1,480			1,480
Loans receivable	21,155			21,155
Deferred income tax assets	24,779			24,779
Receivables and other	1,426			1,426
Total assets	456,050			456,050

LIABILITIES
Current
Trade and other payables	3,464			3,464
Common share purchase warrants- Premier Royalty	1,150			1,150
Promissory note	2,200			2,200
	6,814			6,814
Non-current
Deferred income tax liability	5,922			5,922
	12,736			12,736

EQUITY
Share Capital	455,896			455,896
Reserves	20,861			20,861
Deficit	(22,554)			(22,554)
Accumulated other comprehensive loss	(10,889)			(10,889)
Total equity	443,314			443,314
Total liabilities and equity	456,050			456,050

-The accompanying notes are an integral part of these condensed consolidated interim financial statements- 1 pro forma CONDENSED CONSOLIDATED STATEMENT OF INCOME (Loss) for the six month PERIOD ended June 30, 2014

Expressed in U.S. dollars ($000s) unaudited

	Sandstorm Gold Ltd.	Sandstorm Metals & Energy Ltd. (for the three month period ended March 31, 2014)	Note 4:	Pro Forma Adjustments	Sandstorm Gold Ltd. Pro forma condensed consolidated
Sales	22,656	76	(a)	28	22,760
Royalty revenue	5,792	876	(a)	557	7,225
	28,448	952		585	29,985

Cost of sales	7,391	-		-	7,391
Depletion	12,804	804	(a)	543	13,852
			(b)	(569)
Total cost of sales	20,195	804		(26)	20,973

Gross profit	8,253	148		611	9,012

Expenses and other (income)
Administration expense	3,364	434	(a)	919	4,717
Project evaluation	317	77	(a)	317	711
Foreign exchange loss	(3)	14	(a)	(60)	(49)
(Gain) loss on revaluation of investments	(54)	180	(a)	(90)	36
Finance income	(1,117)	(108)	(a)	(1)	(1,226)
Finance expense	640	17		-	657
Gain on bargain purchase	(2,565)	-		-	(2,565)
Impairment of mineral and oil and gas interest	1,215	9,629		-	10,844
Income (loss) before taxes	6,456	(10,095)		(474)	(4,113)
Income tax (recovery) expense	(375)	-		-	(375)
Net income (loss) for the period	6,831	(10,095)		(474)	(3,738)

Basic income (loss) per share- from continuing operations	0.06	(0.29)		-	(0.03)
Diluted income (loss) per share	0.06	(0.29)		-	(0.03)

Weighted average number of common shares outstanding
Basic	107,896,297	34,673,037		4,685,200	112,581,497
Diluted	117,466,205	34,673,037		4,685,200	122,151,405

-The accompanying notes are an integral part of these condensed consolidated interim financial statements- 2 pro forma CONDENSED CONSOLIDATED STATEMENT OF (LOSS) INCOME for the year ended december 31, 2013

Expressed in U.S. dollars ($000s) unaudited

	Sandstorm Gold Ltd.	Sandstorm Metals & Energy Ltd.	Note 4:	Pro Forma Adjustments	Sandstorm Gold Ltd. Pro forma condensed consolidated
Sales	50,644	1,484		-	52,128
Royalty revenue	9,192	1,478		-	10,670
	59,836	2,962			62,798

Cost of sales	15,185	835		-	16,020
Depletion	23,938	226		-	24,164
Total cost of sales	39,123	1,061		-	40,184

Gross profit	20,713	1,901		-	22,614

Expenses and other (income)
Administration expense	13,732	3,249	(d)	536	17,517
Project evaluation	1,843	815		-	2,658
Foreign exchange loss	123	123		-	246
Loss on revaluation of investments	2,561	720		-	3,281
Finance income	(1,112)	-		-	(1,112)
Finance expense	1,283	271		-	1,554
Other expenses	216	825		-	1,041
Goodwill impairment	35,808	-		-	35,808
Impairment of mineral interest and oil and gas interests	55,370	31,542		-	86,912
Loss for the year from continuing operations before income taxes	(89,111)	(35,644)		(536)	(125,291)
Income tax (recovery) expense	(14,482)	100		-	(14,382)
Net loss from continuing operations	(74,629)	(35,744)		(536)	(110,909)
Income for the year from discontinued operations	-	935		-	935
Net loss for the year	(74,629)	(34,809)		(536)	(109,974)

Net loss attributable to:
Shareholders of the Company	(73,752)	(34,809)		(536)	(109,097)
Non-controlling interests	(877)	-		-	(877)
Net loss for the year	(74,629)	(34,809)		(536)	(109,974)
Basic loss per share- from continuing operations	(0.78)	(1.06)		-	(1.10)
Basic loss per share	(0.78)	(1.04)		-	(1.09)

Weighted average number of common shares outstanding
Basic and diluted	94,607,833	33,637,347		5,698,216	100,306,049

-The accompanying notes are an integral part of these condensed consolidated interim financial statements- 3

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Expressed in U.S. dollars ($000s) / unaudited

1.	Basis Of Presentation

These unaudited pro forma condensed consolidated financial statements have been prepared in connection with the acquisition by Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) of the outstanding common shares of Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”). All amounts are expressed in United States dollars and all values are rounded to the nearest thousand except otherwise indicated. The unaudited pro forma condensed consolidated statement of financial position of Sandstorm Gold as at June 30, 2014 and the unaudited pro forma condensed consolidated statements of income (loss) for the period ended June 30, 2014 and for the year ended December 31, 2013 have been prepared, for illustrative purposes only, to give effect to the acquisition of the outstanding common shares of Sandstorm Metals & Energy by Sandstorm Gold pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma condensed consolidated financial statements. These unaudited pro forma condensed consolidated financial statements have been prepared based on financial statements which were in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been compiled from the following historical information:

a)	A pro forma condensed consolidated interim statement of financial position from:

                                             i.            The unaudited condensed consolidated interim statement of financial position of Sandstorm Gold as at June 30, 2014.

b)	A pro forma condensed consolidated interim statement of income for the period ended June 30, 2014 combining:

                                             i.            The unaudited condensed consolidated interim statement of income (loss) of Sandstorm Gold for the three and six month periods ended June 30, 2014; and

                                            ii.            The unaudited condensed consolidated interim statement of comprehensive income of Sandstorm Metals & Energy for the three month period ended March 31, 2014.

c)	A pro forma condensed consolidated interim statement of (loss) income for the year ended December 31, 2013 combining:

                                             i.            The audited consolidated statement of (loss) income of Sandstorm Gold for the year ended December 31, 2013; and

                                            ii.            The audited consolidated statement of comprehensive income of Sandstorm Metals & Energy for the year ended December 31, 2013.

The pro forma condensed consolidated statements of income for the six month period ended June 30, 2014 and for the year ended December 31, 2013 have been prepared as if the transactions described in notes 3 and 4 had occurred on January 1, 2013.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the financial performance or the financial position of Sandstorm Gold which would have actually resulted had the transactions been effected on the dates indicated. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change as a result of several factors, which could include among others, changes in estimates of fair values of assets acquired and liabilities assumed. The pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future.

4

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Sandstorm Gold and Sandstorm Metals & Energy for the year ended December 31, 2013, and the notes thereto; as well as the unaudited condensed consolidated interim financial statements of Sandstorm Gold for the three and six month periods ended June 30, 2014 and Sandstorm Metals & Energy for the three month period ended March 31, 2014.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Sandstorm Gold’s audited consolidated financial statements as at December 31, 2013. In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken to identify accounting policy differences between Sandstorm Gold and Sandstorm Metals & Energy where the impact was potentially material. The significant accounting policies of Sandstorm Metals & Energy conform in all material respects to those of Sandstorm Gold.

3.	PRO FORMA PURCHASE PRICE ALLOCATION

On May 29, 2014, the Company closed its previously announced plan of arrangement (“Arrangement Agreement”) pursuant to which it acquired 100% of the outstanding common shares of Sandstorm Metals & Energy.

As contemplated in the Arrangement Agreement, the shareholders of Sandstorm Metals & Energy, other than Sandstorm Gold, received common shares of Sandstorm Gold (the “Sandstorm Gold Shares”) on the basis of 0.178 of a Sandstorm Gold Share plus C$0.35 of cash for each Sandstorm Metals & Energy common share held.

The transaction was accounted for as a business combination and is included in Sandstorm Gold’s statement of financial position as at June 30, 2014. In accordance with IFRS 3 – Business Combinations, the total consideration of $43.8 million, consisting of: (i) $10.3 million cash; (ii) $30.1 million representing the value of the 5,698,216 Sandstorm Gold common shares issued (based on the May 29, 2014 closing price); and (iii) $3.4 million of Sandstorm Metals & Energy common shares previously owned by the Company and other consideration was allocated to the identifiable assets acquired and liabilities assumed as follows:

Acquisition costs:
Sandstorm Gold common shares issued	$30,078
Sandstorm Metals & Energy common shares owned by Sandstorm Gold	3,310
Cash paid	10,310
Conversion of previously issued Sandstorm Metals & Energy RSRs	129
$43,827

5

Allocation of acquisition costs:
Cash and cash equivalents	$4,068
Trade receivables and other	909
Mineral interests and royalties	29,817
Investments	5,259
Deferred income tax assets	9,616
Other	108
Trade and other payables	(1,185)
Promissory note	(2,200)
Gain on bargain purchase	(2,565)
$43,827

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for certain trade receivables and other balances and the mineral interest and royalties which were estimated to have a fair value of $0.9 million and $29.8 million respectively. The excess of the total fair value of the identifiable assets acquired and the liabilities assumed over the total consideration has been recorded as a gain on bargain purchase of $2.6 million.

The allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

The acquisition allows management to focus all of its future time and attention on acquiring Gold Streams. The acquisition of Sandstorm Metals & Energy also provides Sandstorm Gold shareholders with annual royalty revenue from operating mines as well as royalties on advanced exploration and development assets including Canadian Zinc’s Prairie Creek Project and Entrée’s Hugo North Extension and Heruga deposits. In addition, the Company has recognized the benefit of Sandstorm Metals & Energy non-capital loss carry forwards available for tax purposes as well as cash expected to be received upon the monetization of non-core assets including various coal, oil and natural gas assets.

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4.	PRO FORMA business combination adjustments

The unaudited pro forma condensed consolidated statement of income for the six month period ended June 30, 2014 reflects the following adjustments as if the business combination of Sandstorm Metals & Energy had occurred on January 1, 2014.

a)	To record the operating results of Sandstorm Metals & Energy for the period from April 1, 2014 to May 28, 2014.
b)	To reduce depletion expense related to the decrease in the value of the mineral and royalty interests by $0.6 million.
c)	Transaction costs incurred in connection with the business combination were not material to the consolidated pro forma condensed consolidated financial statements, and have not been reflected in the pro forma adjustments.

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2013 reflects the following adjustments as if the business combination of Sandstorm Metals & Energy had occurred on January 1, 2013.

d)	To record the acceleration of the unvested value of the Sandstorm Metals & Energy Options of $0.5 million.
e)	The depletion expense related to the decrease in the value of the mineral and royalty interests and oil and gas interests is nominal and has not been reflected in the pro forma adjusments.
f)	Transaction costs incurred in connection with the business combination were not material to the consolidated pro forma condensed consolidated financial statements, and have not been reflected in the pro forma adjustments.

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5.	PRO FORMA earnings per share

The weighted average shares outstanding for Sandstorm Gold for the period ended June 30, 2014 include the common shares of the Company which were issued on the date of acquisition of Sandstorm Metals & Energy. The pro forma earnings per share have been adjusted to reflect the additional shares described in notes 3 and 4 being issued on January 1, 2014.

For the six month period ended June 30, 2014
Basic weighted average number of shares	107,896,297
Adjustment for the timing of the issuance of Sandstorm Gold common shares	4,685,200
Pro forma basic weighted average number of shares	112,581,497

For the six month period ended June 30, 2014
Diluted weighted average number of shares	117,466,205
Adjustment for the timing of the issuance of Sandstorm Gold common shares	4,685,200
Pro forma diluted weighted average number of shares	122,151,405

The weighted average shares outstanding for Sandstorm Gold have been adjusted to reflect the additional shares resulting from the acquisition of Sandstorm Metals & Energy as described in notes 3 and 4 effective January 1, 2013:

For the year ended December 31, 2013
Basic and diluted weighted average number of shares	94,607,833
Sandstorm Gold common shares issued	5,698,216
Pro forma basic and diluted weighted average number of shares	100,306,049

8